March 26, 2007

Room 4561

Mr. Stephen Green
Senior Vice President and
  General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re:**   **IHS Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2006**
> **Filed January 24, 2007**
> **Form 8-K Filed January 11, 2007**
> **File No. 001-32511**

Dear Mr. Green:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 44

1.   We note that your operating cash flows increased by approximately 140% in fiscal 2006. We further note that your disclosures regarding this change appear to be limited to a single sentence referring to your growing business accompanied by higher earnings, expanded margins and favorable collections of accounts

receivable. Please explain to us why you believe that these disclosures provide a sufficient basis for readers to analyze the changes in your operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page 54

2.   We note that you considered over 80% of your fiscal 2006 revenues to be tangible product revenues as defined by Rule 5-03 of Regulation S-X. Please explain to us how you evaluated the various offerings combined within this line item to conclude that "products" was the appropriate line-item description. As part of your response, address the online subscriptions through which you provide customers with information residing on your servers through online access.

Form 8-K filed January 11, 2007

Exhibit 99.1

3.   We note that your non-GAAP "Adjusted EBITDA" measure excludes several recurring charges. However, it does not appear that your related disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we noted little substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes such recurring items. In addition, it does not appear that you have provided sufficient disclosures regarding any limitations and how management compensates for those limitations. Please provide us with a proposed disclosure that provides more robust disclosures regarding the items described in Question 8. You may consider referring to the disclosures that you provided in connection with your initial registration statement that was declared effective in November 2005.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Assistant Chief Accountant